UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 20, 2021

Cooper Tire & Rubber Company

(Exact name of registrant as specified in its charter)

Delaware	001-04329	34-4297750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Lima Avenue Findlay, Ohio	45840
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (419) 423-1321

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1 par value per share	CTB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously announced, on February 22, 2021, Cooper Tire & Rubber Company (“Cooper Tire”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Goodyear Tire & Rubber Company, an Ohio corporation (“Goodyear”), and Vulcan Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Goodyear (“Merger Sub”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Cooper Tire, with Cooper Tire surviving and continuing as the surviving corporation in the merger as a wholly owned subsidiary of Goodyear (such transaction, the “Merger”).

In connection with the Merger, Cooper Tire filed a definitive proxy statement/prospectus (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2021. As disclosed in the Proxy Statement, and as is common in transactions of this type, several lawsuits have been filed by purported stockholders challenging the completeness and accuracy of the disclosures in Goodyear’s registration statement on Form S-4 dated March 19, 2021, which was subsequently amended and declared effective by the SEC on April 1, 2021, and seeking to compel additional disclosures prior to a stockholders meeting and/or closing of the transaction.

The supplemental disclosures contained below should be read in conjunction with the Proxy Statement, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information Cooper Tire and Goodyear file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

Litigation Relating to the Merger

On March 19, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Stein v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00407, in the United States District Court for the District of Delaware. On March 25, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Miles v. Cooper Tire & Rubber Company, et al., No. 2:21-cv-06762, in the United States District Court for the District of New Jersey. On March 26, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire, the members of the Cooper Tire Board, Goodyear and Merger Sub, captioned Griffin v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00452, in the United States District Court for the District of Delaware. On April 5, 2021, following the filing of the Proxy Statement, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Rosenfeld Family Foundation v. Cooper Tire

& Rubber Company, et al., No. 1:21-cv-00497, in the United States District Court for the District of Delaware. On April 6, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Parshall v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00504, in the United States District Court for the District of Delaware.

Cooper Tire and Goodyear believe that these claims are without merit and no supplemental disclosures are required under applicable law. However, in an effort to eliminate the burden, expense and uncertainties inherent in such litigation, and without admitting any liability or wrongdoing, Cooper Tire and Goodyear are voluntarily making certain supplemental disclosures to the Proxy Statement, which are set forth below. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. Cooper Tire and Goodyear, as applicable, specifically deny all allegations in the foregoing complaints, including that any additional disclosure was or is required.

SUPPLEMENTAL PROXY STATEMENT DISCLOSURES

The section of the Proxy Statement entitled “THE MERGER—Background of the Merger” is amended and supplemented as follows:

The disclosures on pages 52, 54 and 56 are amended and supplemented by adding the sentence, “See “Opinion of Cooper Tire’s Financial Advisor” on page 66 for more information.” after each of the following sentences:

•	On page 52, in the third paragraph following the sentence “On November 23, 2020, Goldman Sachs delivered to Cooper Tire a relationship disclosure letter.”

•	On page 54, in the fifth full paragraph following the sentence “Also on January 21, 2021, Goldman Sachs delivered to Cooper Tire an updated relationship disclosure letter.”

•	On page 56, in the third paragraph following the sentence “Also on February 16, 2021, Goldman Sachs delivered to Cooper Tire an updated relationship disclosure letter.”

The disclosure in the second paragraph on page 55 is amended and supplemented by:

•

in the first sentence of such paragraph adding the clause “, which did not contain a standstill provision,” following the phrase “entered into a confidentiality agreement” and before the phrase “to disclose Cooper Tire’s identity”;

•

in the first sentence of such paragraph adding the phrase “and the fact that Cooper Tire is exploring a potential strategic transaction” following the phrase “to disclose Cooper Tire’s identity” and before the phrase “on that same day”; and

•

adding the following sentence after the first sentence of such paragraph “The confidentiality agreement between Goldman Sachs (on behalf of Cooper Tire) and Party B provided that if Party B wished to pursue a strategic transaction with Cooper Tire, then Party B would enter into a standard confidentiality agreement with Cooper Tire governing the exchange of non-public, confidential information.”

The disclosure in the third paragraph on page 55 is amended and supplemented by:

•

in the first sentence of such paragraph adding the clause “, which did not contain a standstill provision,” following the phrase “entered into a confidentiality agreement” and before the phrase “to disclose Cooper Tire’s identity”;

•

in the first sentence of such paragraph adding the phrase “and the fact that Cooper Tire is exploring a potential strategic transaction” following the phrase “to disclose Cooper Tire’s identity” and before the phrase “on that same day”; and

•

in the second sentence of such paragraph replacing in its entirety the clause “which included customary non-disclosure provisions and a standstill arrangement” with the clause “which included customary non-disclosure provisions to preserve the confidentiality of Cooper Tire information exchanged and an 18-month standstill provision, which provided Party C the ability to make offer on a confidential basis to Cooper Tire.”

The disclosure in the fourth paragraph on page 55 is amended and supplemented by:

•

in the first sentence of such paragraph adding the clause “, which did not contain a standstill provision,” following the phrase “entered into a confidentiality agreement” and before the phrase “to disclose Cooper Tire’s identity”;

•

in the first sentence of such paragraph adding the phrase “and the fact that Cooper Tire is exploring a potential strategic transaction” following the phrase “to disclose Cooper Tire’s identity” and before the phrase “on February 8, 2021”; and

•

adding the following sentence after the first sentence of such paragraph “The confidentiality agreement between Goldman Sachs (on behalf of Cooper Tire) and Party D provided that if Party D wished to pursue a strategic transaction with Cooper Tire, then Party D would enter into a standard confidentiality agreement with Cooper Tire governing the exchange of non-public, confidential information.”

The section of the Proxy Statement entitled “THE MERGER— Opinion of Cooper Tire’s Financial Advisor” is amended and supplemented as follows:

The disclosure in the second paragraph on page 64 is amended and supplemented by:

•

replacing in its entirety the third sentence of such paragraph with “Goldman Sachs first calculated the illustrative enterprise values of Cooper Tire for each of the fiscal years 2021 to 2024 by multiplying the respective NTM EBITDA estimates for Cooper Tire of $596 million, $651 million, $745 million and $775 million, as reflected in the internal financial analyses and forecasts for fiscal years 2021, 2022, 2023 and 2024, respectively, for Cooper Tire prepared by Cooper Tire’s senior management, by illustrative NTM enterprise value to EBITDA multiples of 3.50x to 5.00x.”;

•

replacing in its entirety the fifth sentence of such paragraph with “Goldman Sachs then added the assumed amount of net cash of $224 million, $314 million, $423 million and $657 million as of year-end for fiscal years 2021, 2022, 2023 and 2024, respectively, and subtracted the assumed minority interest of $25 million as of year-end for each of the fiscal years 2021 to 2024, per the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management, from such enterprise values in order to calculate the implied future equity values.”;

•

in the sixth sentence of such paragraph deleting the word “year-end” following the word “projected” and before the word “fully” and adding the phrase “as of the end of fiscal years 2021, 2022, 2023 and 2024, respectively, of approximately 51.1 million shares” following the phrase “Cooper Tire common stock outstanding” and before the phrase “as provided by Cooper Tire’s management”; and

•	in the eighth sentence of such paragraph adding the phrase “$0.42, which is” following the phrase “such amounts” and before the phrase “the cumulative present value”.

The disclosure in the paragraph beginning on page 64 and continuing in the first partial paragraph on page 65 is amended and supplemented by:

•

in part (1) of the second sentence of such paragraph adding the clause “(see the sections described below in this proxy statement/prospectus titled “The Merger—Cooper Tire Unaudited Prospective Financial Information”)” following the phrase “prepared by Cooper Tire’s senior management”; and

•	in the last sentence of such paragraph adding the phrase “common stock of approximately 51.1 million shares” at the end of the first clause of such sentence.

The disclosure in the first full paragraph on page 65 is amended and supplemented by:

•	in the first sentence of such paragraph adding the phrase “the 30” following the phrase “the acquisition premia for” and before the phrase “transactions announced”.

The section of the Proxy Statement entitled “THE MERGER—Cooper Tire Unaudited Prospective Financial Information” is amended and supplemented as follows:

The disclosure on page 68 is amended and supplemented by:

•	replacing the “Cooper Tire Senior Management Projections” chart and its associated statements with the following:

Cooper Tire Senior Management Projections

(in millions)

	2021E	2022E	2023E	2024E	2025E
Revenue	$3,070	$3,128	$3,255	$3,370	$3,545
EBITDA*	$523	$596	$651	$745	$775
Depreciation and Amortization	$173	$191	$211	$233	$245
EBIT**	$350	$405	$440	$513	$530
Total Capex	$325	$325	$349	$312	$287
Δ in Net Working Capital	$(88)	$(29)	$(28)	$(26)	$(32)

*

EBITDA is defined as earnings before interest, tax, depreciation and amortization and is calculated as EBIT plus depreciation and amortization. EBITDA does not include non-service pension benefit costs, foreign exchange gains or losses, income from unconsolidated joint ventures or other non-operational items.

**

EBIT is defined as earnings before interest and tax. EBIT includes non-service pension benefit costs, foreign exchange gains or losses, income from unconsolidated joint ventures and other non-operational items.

•	replacing the “Unlevered FCF Projections” chart and its associated statements with the following:

Unlevered FCF Projections

(in millions)

	2021E	2022E	2023E	2024E	2025E
Revenue	$3,070	$3,128	$3,255	$3,370	$3,545
EBITDA	$523	$596	$651	$745	$775
(+) Other Inc / (Exp) (Incl. Non-Service Pension Exp).	$1	$(25)	$(19)	$(14)	$(11)
(-) Depreciation and Amortization	$(173)	$(191)	$(211)	$(233)	$(245)
EBIT	$351	$380	$420	$499	$520
(-) Taxes	$(77)	$(84)	$(92)	$(110)	$(114)
NOPAT*	$274	$296	$328	$389	$405
(+) Depreciation and Amortization	$173	$191	$211	$233	$245
(-) Other (Incl. Net Pension Related Cash Outlay)**	$(41)	$(11)	$(20)	$(19)	$(26)
(-) Total Capex	$325	$325	$349	$312	$287
Δ in Net Working Capital	$(88)	$(29)	$(28)	$(26)	$(32)
Unlevered FCF***	$(7)	$122	$142	$265	$305

*	NOPAT is defined as after-tax EBIT (including non-service pension benefit costs, foreign exchange gains and losses, income from unconsolidated joint ventures and other non-operational items).
**	Includes reversal of service cost and non-service pension expense, deduction of pension cash contribution and other items.
***

Unlevered FCF is defined as after-tax EBIT (including non-service pension benefit costs, foreign exchange gains and losses, income from unconsolidated joint ventures and other non-operational items) plus depreciation and amortization less capital expenditures, change in net working capital and other net cash flows (including cash pension contributions).

Important Information For Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Goodyear filed a registration statement on Form S-4 with the SEC containing a prospectus of Goodyear that also constitutes a proxy statement of Cooper Tire. Cooper Tire mailed a definitive proxy statement/prospectus to stockholders of Cooper Tire on or about April 2, 2021. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Goodyear or Cooper Tire has filed or may file with the SEC and send to Cooper Tire stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF GOODYEAR AND COOPER TIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT

INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Goodyear or Cooper Tire through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Goodyear are available free of charge on Goodyear’s website at corporate.goodyear.com under the tab “Investors” and then under the heading “Financial Reports” and copies of the documents filed with the SEC by Cooper Tire are available free of charge on Cooper Tire’s website at www.coopertire.com under the tab “Investors” and then under the heading “Filings & Financials.”

Goodyear and Cooper Tire and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Goodyear is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 9, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 10, 2021. Information about the directors and executive officers of Cooper Tire is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 22, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 25, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of Cooper Tire and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Cooper Tire’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at Cooper Tire, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting. We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of Cooper Tire and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Goodyear or Cooper Tire; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which Cooper Tire uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom’s withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and Cooper Tire’s respective reports filed with the SEC. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

	By:	/s/ Jack Jay McCracken
Jack Jay McCracken
Vice President, Assistant General Counsel & Assistant Secretary

Dated: April 20, 2021